EXHIBIT 99.2

Press Release

AC Immune Announces Results of Annual General Meeting

Lausanne, Switzerland, 26 June, 2020 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, announced AC Immune shareholders approved all of the resolutions as proposed by the Board of Directors at today's Annual General Meeting (AGM) in Lausanne.

At the AGM, shareholders re-elected Douglas Williams, Martin Velasco, Peter Bollmann, Andrea Pfeifer, Thomas Graney, Werner Lanthaler and Roy Twyman to their positions on the Board of Directors. Douglas Williams and Martin Velasco will continue to serve as Chairman and Vice-Chairman of the Board, respectively.

Douglas Williams, Chairman of the Board, said: “The Company is gathering momentum on the back of strong progress, and we remain on track to meet multiple value-creating milestones this year with five clinical readouts expected in 2020. We are especially excited about the Phase 2 trial evaluating our anti-Tau antibody semorinemab in Alzheimer’s disease. The primary completion of the trial is expected soon and we expect top line data in the second half of 2020. We are also extremely pleased to report AC Immune’s solid financial position, with operations fully funded through at least Q1 2024.”

AC Immune has always maintained a robust business continuity plan. During the Covid-19 outbreak, every provision has been made to protect the health of patients, staff and investigators, as well as the productivity and integrity of our clinical development. Importantly, we currently remain on track to deliver all clinical and preclinical readouts expected in 2020. The Swiss Government’s management of Covid-19 means that businesses have been able to return to near normal working practices with all AC Immune staff now back on site in Lausanne.

As part of its efforts to ensure stakeholder safety during the Covid-19 outbreak, AC Immune held only the mandatory part of the AGM as stipulated by Swiss law and by the Company’s Articles of Association. Voting took place via the independent proxy.

About AC Immune SA

AC Immune SA is a Nasdaq-listed clinical-stage biopharmaceutical company, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company utilizes two proprietary platforms, SupraAntigenTM and MorphomerTM, to design, discover and develop small molecule and biological therapeutics as well as diagnostic products intended to diagnose, prevent and modify neurodegenerative diseases caused by misfolding proteins. The Company's pipeline features nine therapeutic and three diagnostic product candidates, with six currently in clinical trials. It has collaborations with major pharmaceutical companies including Roche/Genentech, Eli Lilly and Company and Janssen Pharmaceuticals.

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For further information, please contact:

Head of Investor Relations Joshua Drumm, Ph.D. AC Immune Phone: +1 917 809 0814 Email: joshua.drumm@acimmune.com	US Media Katie Gallagher LaVoieHealthScience Phone: +1 617 792 3937 Email: kgallagher@lavoiehealthscience.com

Global Head of Communications Judith Moore AC Immune Phone: +41 79 826 63 82 Email: judith.moore@acimmune.com	European Investors & Media Chris Maggos LifeSci Advisors Phone: +41 79 367 6254 Email: chris@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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